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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

CHESAPEAKE ENERGY CORPORATION
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
165167 10 7
(CUSIP Number)
Michael M. Stewart, Esquire
Crowe & Dunlevy
20 N. Broadway
Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7747
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	165167 10 7

1	NAMES OF REPORTING PERSONS Tom L. Ward

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		23,816,390 23,800,796 of such shares are subject to forward sale agreements

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,816,390 23,800,796 of such shares are subject to forward sale agreements

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,816,390

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 165167 10 7
PRELIMINARY STATEMENT
This Amendment No. 6 to Schedule 13D is filed by Tom L. Ward with respect to his beneficial ownership of Chesapeake Energy Corporation stock. This Amendment No. 6 to Schedule 13D amends the initial statement on Schedule 13D filed by the group consisting of Mr. Ward and TLW Investments Inc. (“TLW”) on February 22, 2006, Amendment No. 1 to Schedule 13D filed by Mr. Ward and TLW on March 29, 2006, Amendment No. 2 to Schedule 13D filed by Mr. Ward and TLW on April 28, 2006, Amendment No. 3 filed by Mr. Ward and TLW on May 17, 2006, Amendment No. 4 filed by Mr. Ward and TLW on March 13, 2007 and Amendment No. 5 filed by Mr. Ward on August 14, 2007 (collectively, the “Prior 13D”). Mr. Ward is filing this Amendment No. 6 to report that pursuant to information provided in the Annual Report on Form 10-K filed by Chesapeake Energy Corporation on February 29, 2008 (the “2007 Annual Report”), Mr. Ward no longer owns more than five percent of the outstanding shares of Common Stock.
The percentage amount of Mr. Ward’s beneficial ownership of Common Stock is made based on the number of outstanding shares of Common Stock provided in the 2007 Annual Report, which states that as of December 31, 2007 and February 26, 2008, there were 511,648,217 and 514,009,781 shares of Common Stock outstanding, respectively. Therefore, as of December 31, 2007, Mr. Ward no longer owns more than five percent of the outstanding shares of Common Stock, and as a result, will not file further amendments to the Prior 13D subsequent to this Amendment No. 6.
Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.
Item 1. Security and Issuer.
No change.
Item 2. Identity and Background.
No change.
Item 3. Source and Amount of Funds or Other Consideration.
No change.
Item 4. Purpose of Transaction.
No change.

CUSIP NO. 165167 10 7
Item 5. Interest in Securities of the Issuer .
Item 5 is hereby amended and supplemented as follows:
The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Ward was computed based upon 511,648,217 shares of Common Stock outstanding on December 31, 2007.
(a)	The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by Mr. Ward:

Person or Entity	Amount	Percent

Tom L. Ward	23,816,390	4.65%
(b)	No change.

(c)	No change.

(d)	No change.

(e)	As of December 31, 2007, Mr. Ward no longer beneficially owns more than five percent of the shares of Common Stock outstanding.
Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.
No change.
Item 7. Materials to be Filed as Exhibits
No change.

CUSIP NO. 165167 10 7
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: March 27, 2008

/s/ Tom L. Ward

Tom L. Ward, an individual

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